SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            LAMAR ADVERTISING COMPANY
                                (Name of Issuer)

                CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    512815101
                                 (CUSIP Number)

                               SPO Advisory Corp.
                         591 Redwood Highway, Suite 3215
                          Mill Valley, California 94941
                                 (415) 383-6600

                                 with a copy to:

                                Alison S. Ressler
                             Sullivan & Cromwell LLP
                             1888 Century Park East
                       Los Angeles, California 90067-1725
                                 (310) 712-6600

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                   MAY 8, 2006
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              Page 1 of 18 pages

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         SPO Partners II, L.P.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a)     |_|
                                                                     (b)     |X|
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         WC
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) |_|
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                          7.     SOLE VOTING POWER
                                 6,531,500 (1)
                          ------------------------------------------------------
Number Of Shares          8.     SHARED VOTING POWER
Beneficially Owned By            -0-
Each Reporting Person     ------------------------------------------------------
With                      9.     SOLE DISPOSITIVE POWER
                                 6,531,500 (1)
                          ------------------------------------------------------
                          10.    SHARED DISPOSITIVE POWER
                                 -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         6,531,500 (1)
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES |_|
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.4%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

(1) Power is exercised through its sole general partner, SPO Advisory Partners, L.P.

CUSIP No. 512815101                                           Page 2 of 18 pages

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         SPO Advisory Partners, L.P.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a)     |_|
                                                                     (b)     |X|
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         Not Applicable
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) |_|
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                          7.     SOLE VOTING POWER
                                 6,531,500 (1)(2)
                          ------------------------------------------------------
Number Of Shares          8.     SHARED VOTING POWER
Beneficially Owned By            -0-
Each Reporting Person     ------------------------------------------------------
With                      9.     SOLE DISPOSITIVE POWER
                                 6,531,500 (1)(2)
                          ------------------------------------------------------
                          10.    SHARED DISPOSITIVE POWER
                                 -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         6,531,500 (1)(2)
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES |_|
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.4%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

(1) Solely in its capacity as the sole general partner of SPO Partners II, L.P.
(2) Power is exercised through its sole general partner, SPO Advisory Corp.

CUSIP No. 512815101                                           Page 3 of 18 pages

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         San Francisco Partners II, L.P.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a)     |_|
                                                                     (b)     |X|
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         WC
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) |_|
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         California
--------------------------------------------------------------------------------
                          7.     SOLE VOTING POWER
                                 404,130 (1)
                          ------------------------------------------------------
Number Of Shares          8.     SHARED VOTING POWER
Beneficially Owned By            -0-
Each Reporting Person     ------------------------------------------------------
With                      9.     SOLE DISPOSITIVE POWER
                                 404,130 (1)
                          ------------------------------------------------------
                          10.    SHARED DISPOSITIVE POWER
                                 -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         404,130 (1)
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES |_|
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.5%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

(1) Power is exercised through its sole general partner, SF Advisory Partners, L.P.

CUSIP No. 512815101                                           Page 4 of 18 pages

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         SF Advisory Partners, L.P.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a)     |_|
                                                                     (b)     |X|
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         Not Applicable
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) |_|
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                          7.     SOLE VOTING POWER
                                 404,130 (1)(2)
                          ------------------------------------------------------
Number Of Shares          8.     SHARED VOTING POWER
Beneficially Owned By            -0-
Each Reporting Person     ------------------------------------------------------
With                      9.     SOLE DISPOSITIVE POWER
                                 404,130 (1)(2)
                          ------------------------------------------------------
                          10.    SHARED DISPOSITIVE POWER
                                 -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         404,130 (1)(2)
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES |_|
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.5%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

(1) Solely in its capacity as the sole general partner of San Francisco Partners II, L.P.
(2) Power is exercised through its sole general partner, SPO Advisory Corp.

CUSIP No. 512815101                                           Page 5 of 18 pages

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         SPO Advisory Corp.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a)     |_|
                                                                     (b)     |X|
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         Not Applicable
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) |_|
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                          7.     SOLE VOTING POWER
                                 6,935,630 (1)(2)
                          ------------------------------------------------------
Number Of Shares          8.     SHARED VOTING POWER
Beneficially Owned By            -0-
Each Reporting Person     ------------------------------------------------------
With                      9.     SOLE DISPOSITIVE POWER
                                 6,935,630 (1)(2)
                          ------------------------------------------------------
                          10.    SHARED DISPOSITIVE POWER
                                 -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         6,935,630 (1)(2)
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES |_|
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.9%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------

(1) Solely in its capacity as the sole general partner of SPO Advisory Partners, L.P. with respect to 6,531,500 of such shares; and solely in its capacity as the sole general partner of SF Advisory Partners, L.P. with respect to 404,130 of such shares.

(2) Power is exercised through its three controlling persons, John H. Scully, William E. Oberndorf and William J. Patterson.

CUSIP No. 512815101                                           Page 6 of 18 pages

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         John Scully
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a)     |_|
                                                                     (b)     |X|
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         Not Applicable
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) |_|
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
--------------------------------------------------------------------------------
                          7.     SOLE VOTING POWER
                                 -0-
                          ------------------------------------------------------
Number Of Shares          8.     SHARED VOTING POWER
Beneficially Owned By            6,935,630 (1)
Each Reporting Person     ------------------------------------------------------
With                      9.     SOLE DISPOSITIVE POWER
                                 -0-
                          ------------------------------------------------------
                          10.    SHARED DISPOSITIVE POWER
                                 6,935,630 (1)
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         6,935,630 (1)
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES |_|
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.9%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

(1) These shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as one of three controlling persons of SPO Advisory Corp.

CUSIP No. 512815101                                           Page 7 of 18 pages

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         William E. Oberndorf
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a)     |_|
                                                                     (b)     |X|
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         Not Applicable
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) |_|
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
--------------------------------------------------------------------------------
                          7.     SOLE VOTING POWER
                                 -0-
                          ------------------------------------------------------
Number Of Shares          8.     SHARED VOTING POWER
Beneficially Owned By            6,935,630 (1)
Each Reporting Person     ------------------------------------------------------
With                      9.     SOLE DISPOSITIVE POWER
                                 -0-
                          ------------------------------------------------------
                          10.    SHARED DISPOSITIVE POWER
                                 6,935,630 (1)
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         6,935,630 (1)
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES |_|
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.9%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

(1) These shares may be deemed to be beneficially owned by Mr. Oberndorf solely in his capacity as one of three controlling persons of SPO Advisory Corp.

CUSIP No. 512815101                                           Page 8 of 18 pages

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         William J. Patterson
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a)     |_|
                                                                     (b)     |X|
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         Not Applicable
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) |_|
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
--------------------------------------------------------------------------------
                          7.     SOLE VOTING POWER
                                 -0-
                          ------------------------------------------------------
Number Of Shares          8.     SHARED VOTING POWER
Beneficially Owned By            6,935,630 (1)
Each Reporting Person     ------------------------------------------------------
With                      9.     SOLE DISPOSITIVE POWER
                                 -0-
                          ------------------------------------------------------
                          10.    SHARED DISPOSITIVE POWER
                                 6,935,630 (1)
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         6,935,630 (1)
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES |_|
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.9%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

(1) These shares may be deemed to be beneficially owned by Mr. Patterson solely in his capacity as one of three controlling persons of SPO Advisory Corp.

                                                              Page 9 of 18 pages

         This Amendment No. 1 amends the Schedule 13D (the "Original 13D") filed with the Securities and Exchange Commission ("SEC") on August 22, 2005. Unless otherwise stated herein, the Original 13D remains in full force and effect. Terms used therein and not defined herein shall have the meanings ascribed thereto in the Original 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby amended and restated in its entirety as follows:

         The source and amount of the funds used or to be used by the Reporting Persons to purchase Shares are as follows:

NAME                           SOURCE OF FUNDS                       AMOUNT OF FUNDS
---------------------          ---------------------------           ---------------
SPO                            Contributions from Partners           $282,923,019
SPO Advisory Partners          Not Applicable                        Not Applicable
SFP                            Contributions from Partners           $16,946,284
SF Advisory Partners           Not Applicable                        Not Applicable
SPO Advisory Corp.             Not Applicable                        Not Applicable
JHS                            Not Applicable                        Not Applicable
WEO                            Not Applicable                        Not Applicable
WJP                            Not Applicable                        Not Applicable

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Percentage interest calculations for each Reporting Person are based upon the Issuer having 88,229,697 total outstanding shares of Class A common stock as reported on the Issuer's Schedule 14A filed with the Securities and Exchange Commission on April 26, 2006.

         SPO

         The aggregate number of Shares that SPO owns beneficially, pursuant to Rule 13d-3 of the Act, is 6,531,500 Shares, which constitutes approximately 7.4% of the outstanding Shares.

         SPO Advisory Partners

         Because of its position as the sole general partner of SPO, SPO Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 6,531,500 Shares, which constitutes approximately 7.4% of the outstanding Shares.

         SFP

         The aggregate number of Shares that SFP owns beneficially, pursuant to Rule 13d-3 of the Act, is 404,130 Shares, which constitutes approximately
0.5% of the outstanding Shares.

                                                             Page 10 of 18 pages

         SF Advisory Partners

         Because of its position as the sole general partner of SFP, SF Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 404,130 Shares, which constitutes approximately 0.5% of the outstanding Shares.

         SPO Advisory Corp.

         Because of its positions as the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, SPO Advisory Corp. may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 6,935,630
Shares in the aggregate, which constitutes approximately 7.9% of the outstanding Shares.

         JHS

         Because of his position as a control person of SPO Advisory Corp., JHS may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 6,935,630 Shares, which constitutes approximately 7.9% of the outstanding Shares.

         WEO

         Because of his position as a control person of SPO Advisory Corp., WEO may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 6,935,630 Shares, which constitutes approximately 7.9% of the outstanding Shares.

         WJP

         Because of his position as a control person of SPO Advisory Corp., WJP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 6,935,630 Shares, which constitutes approximately 7.9% of the outstanding Shares.

         To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 hereof is the beneficial owner of any Shares.

         (b) SPO

         Acting through its sole general partner, SPO has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 6,531,500 Shares.

         SPO Advisory Partners

         Acting through its sole general partner and in its capacity as the sole general partner of SPO, SPO Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 6,531,500
Shares.

         SFP

         Acting through its sole general partner, SFP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 404,130 Shares.

                                                             Page 11 of 18 pages

         SF Advisory Partners

         Acting through its sole general partner and in its capacity as the sole general partner of SFP, SF Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 404,130 Shares.

         SPO Advisory Corp.

         Acting through its controlling persons and in its capacities as the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, SPO Advisory Corp. has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 6,935,630 Shares in the aggregate.

         JHS

         As one of three controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, JHS may be deemed to have shared power with WEO and WJP to vote or to direct the vote and to dispose or to direct the disposition of 6,935,630 Shares held by SPO and SFP in the aggregate.

         WEO

         As one of three controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, WEO may be deemed to have shared power with JHS and WJP to vote or to direct the vote and to dispose or to direct the disposition of 6,935,630 Shares held by SPO and SFP in the aggregate.

         WJP

         As one of three controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, WJP may be deemed to have shared power with JHS and WEO to vote or to direct the vote and to dispose or to direct the disposition of 6,935,630 Shares held by SPO and SFP in the aggregate.

         (c) Within the past 60 days of the date of this statement, Reporting Persons purchased Shares in open market transactions on the Nasdaq National Market as set forth on Schedule I attached hereto.

         Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in Shares during the past 60 days.

         (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, Shares owned by such Reporting Person.

         (e) Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is hereby amended and restated in its entirety as follows:

Exhibit A:        Agreement pursuant to Rule 13d-1 (k)

                                                             Page 12 of 18 pages


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated May 10, 2006                         By:     /s/ Kim M. Silva
                                               --------------------------------
                                                   Kim M. Silva

                                           Attorney-in-Fact for:

                                           SPO PARTNERS II, L.P.(1)
                                           SPO ADVISORY PARTNERS, L.P.(1)
                                           SAN FRANCISCO PARTNERS II, L.P.(1)
                                           SF ADVISORY PARTNERS, L.P.(1)
                                           SPO ADVISORY CORP.(1)
                                           JOHN H. SCULLY(1)
                                           WILLIAM E. OBERNDORF(1)
                                           WILLIAM J. PATTERSON(1)

                                           (1) A Power of Attorney
                                           authorizing Kim M. Silva to
                                           act on behalf of this
                                           person or entity has been
                                           previously filed with the
                                           Securities and Exchange
                                           Commission.

                                                                                                       Page 13 of 18 pages
                                                   SCHEDULE I TO
                                      SCHEDULE 13D FOR SPO PARTNERS II, L.P.

                                     DATE OF                                            PRICE PER         WHERE/HOW
      REPORTING PERSON             TRANSACTION         TYPE      NUMBER OF SHARES       SHARE ($)     TRANSACTION EFFECTED
---------------------------        -----------         ----      ----------------       ---------     --------------------
SPO Partners II, L.P.              5/1/2006            Buy               400              54.40       Open Market/Broker

SPO Partners II, L.P.              5/1/2006            Buy            19,154              54.41       Open Market/Broker

SPO Partners II, L.P.              5/1/2006            Buy               400              54.42       Open Market/Broker

SPO Partners II, L.P.              5/1/2006            Buy                46              54.43       Open Market/Broker

SPO Partners II, L.P.              5/1/2006            Buy            11,728              54.44       Open Market/Broker

SPO Partners II, L.P.              5/1/2006            Buy             5,000              54.45       Open Market/Broker

SPO Partners II, L.P.              5/1/2006            Buy               699              54.46       Open Market/Broker

SPO Partners II, L.P.              5/1/2006            Buy             1,102              54.47       Open Market/Broker

SPO Partners II, L.P.              5/1/2006            Buy               245              54.49       Open Market/Broker

SPO Partners II, L.P.              5/1/2006            Buy            20,566              54.52       Open Market/Broker

SPO Partners II, L.P.              5/1/2006            Buy             6,698              54.53       Open Market/Broker

SPO Partners II, L.P.              5/1/2006            Buy             7,402              54.54       Open Market/Broker

SPO Partners II, L.P.              5/1/2006            Buy                51              54.60       Open Market/Broker

SPO Partners II, L.P.              5/1/2006            Buy               341              54.62       Open Market/Broker

SPO Partners II, L.P.              5/1/2006            Buy               700              54.63       Open Market/Broker

SPO Partners II, L.P.              5/1/2006            Buy             2,100              54.64       Open Market/Broker

SPO Partners II, L.P.              5/1/2006            Buy            11,068              54.65       Open Market/Broker

SPO Partners II, L.P.              5/1/2006            Buy             4,000              54.70       Open Market/Broker

SPO Partners II, L.P.              5/1/2006            Buy               100              54.72       Open Market/Broker

SPO Partners II, L.P.              5/1/2006            Buy             1,100              54.73       Open Market/Broker

SPO Partners II, L.P.              5/1/2006            Buy             3,400              54.74       Open Market/Broker

SPO Partners II, L.P.              5/1/2006            Buy             1,200              54.75       Open Market/Broker

SPO Partners II, L.P.              5/1/2006            Buy               200              54.76       Open Market/Broker

SPO Partners II, L.P.              5/1/2006            Buy               100              54.77       Open Market/Broker

SPO Partners II, L.P.              5/1/2006            Buy             2,200              54.79       Open Market/Broker

SPO Partners II, L.P.              5/2/2006            Buy               500              54.45       Open Market/Broker

SPO Partners II, L.P.              5/2/2006            Buy               500              54.46       Open Market/Broker

SPO Partners II, L.P.              5/2/2006            Buy               133              54.49       Open Market/Broker

SPO Partners II, L.P.              5/2/2006            Buy               867              54.50       Open Market/Broker

                                                                                                       Page 14 of 18 pages
                                                   SCHEDULE I TO
                                      SCHEDULE 13D FOR SPO PARTNERS II, L.P.

                                     DATE OF                                            PRICE PER         WHERE/HOW
      REPORTING PERSON             TRANSACTION         TYPE      NUMBER OF SHARES       SHARE ($)     TRANSACTION EFFECTED
---------------------------        -----------         ----      ----------------       ---------     --------------------
SPO Partners II, L.P.              5/2/2006            Buy             2,000              54.60       Open Market/Broker

SPO Partners II, L.P.              5/2/2006            Buy               517              54.90       Open Market/Broker

SPO Partners II, L.P.              5/2/2006            Buy             2,000              54.99       Open Market/Broker

SPO Partners II, L.P.              5/2/2006            Buy             2,000              55.00       Open Market/Broker

SPO Partners II, L.P.              5/2/2006            Buy             1,000              55.20       Open Market/Broker

SPO Partners II, L.P.              5/2/2006            Buy               200              55.24       Open Market/Broker

SPO Partners II, L.P.              5/2/2006            Buy               783              55.26       Open Market/Broker

SPO Partners II, L.P.              5/2/2006            Buy             1,000              55.30       Open Market/Broker

SPO Partners II, L.P.              5/3/2006            Buy             1,000              54.75       Open Market/Broker

SPO Partners II, L.P.              5/3/2006            Buy            14,400              54.85       Open Market/Broker

SPO Partners II, L.P.              5/3/2006            Buy                51              54.86       Open Market/Broker

SPO Partners II, L.P.              5/3/2006            Buy             3,949              54.87       Open Market/Broker

SPO Partners II, L.P.              5/3/2006            Buy             3,527              54.88       Open Market/Broker

SPO Partners II, L.P.              5/3/2006            Buy             1,361              54.89       Open Market/Broker

SPO Partners II, L.P.              5/3/2006            Buy            49,140              54.90       Open Market/Broker

SPO Partners II, L.P.              5/3/2006            Buy             2,100              54.92       Open Market/Broker

SPO Partners II, L.P.              5/3/2006            Buy               400              54.93       Open Market/Broker

SPO Partners II, L.P.              5/3/2006            Buy             2,500              54.94       Open Market/Broker

SPO Partners II, L.P.              5/3/2006            Buy             7,334              54.95       Open Market/Broker

SPO Partners II, L.P.              5/3/2006            Buy               196              54.96       Open Market/Broker

SPO Partners II, L.P.              5/3/2006            Buy             4,500              54.97       Open Market/Broker

SPO Partners II, L.P.              5/3/2006            Buy             5,100              54.98       Open Market/Broker

SPO Partners II, L.P.              5/3/2006            Buy               100              54.99       Open Market/Broker

SPO Partners II, L.P.              5/3/2006            Buy            34,342              55.00       Open Market/Broker

SPO Partners II, L.P.              5/4/2006            Buy               900              54.90       Open Market/Broker

SPO Partners II, L.P.              5/4/2006            Buy               100              54.94       Open Market/Broker

SPO Partners II, L.P.              5/4/2006            Buy            15,000              55.00       Open Market/Broker

SPO Partners II, L.P.              5/5/2006            Buy             2,966              54.98       Open Market/Broker

SPO Partners II, L.P.              5/5/2006            Buy             1,034              55.00       Open Market/Broker

                                                                                                       Page 15 of 18 pages
                                                   SCHEDULE I TO
                                      SCHEDULE 13D FOR SPO PARTNERS II, L.P.

                                     DATE OF                                            PRICE PER         WHERE/HOW
      REPORTING PERSON             TRANSACTION         TYPE      NUMBER OF SHARES       SHARE ($)     TRANSACTION EFFECTED
---------------------------        -----------         ----      ----------------       ---------     --------------------
SPO Partners II, L.P.              5/8/2006            Buy               902              55.53       Open Market/Broker

SPO Partners II, L.P.              5/8/2006            Buy             2,000              55.56       Open Market/Broker

SPO Partners II, L.P.              5/8/2006            Buy               200              55.57       Open Market/Broker

SPO Partners II, L.P.              5/8/2006            Buy               500              55.58       Open Market/Broker

SPO Partners II, L.P.              5/8/2006            Buy             3,095              55.60       Open Market/Broker

SPO Partners II, L.P.              5/8/2006            Buy             6,464              55.64       Open Market/Broker

SPO Partners II, L.P.              5/8/2006            Buy               399              55.65       Open Market/Broker

SPO Partners II, L.P.              5/8/2006            Buy             1,000              55.66       Open Market/Broker

SPO Partners II, L.P.              5/8/2006            Buy             4,022              55.67       Open Market/Broker

SPO Partners II, L.P.              5/8/2006            Buy               306              55.73       Open Market/Broker

SPO Partners II, L.P.              5/8/2006            Buy               100              55.75       Open Market/Broker

SPO Partners II, L.P.              5/8/2006            Buy            10,602              55.80       Open Market/Broker

SPO Partners II, L.P.              5/8/2006            Buy               310              55.85       Open Market/Broker

SPO Partners II, L.P.              5/8/2006            Buy               230              55.99       Open Market/Broker

SPO Partners II, L.P.              5/8/2006            Buy            32,590              56.00       Open Market/Broker

SPO Partners II, L.P.              5/8/2006            Buy            26,000              56.20       Open Market/Broker

SPO Partners II, L.P.              5/8/2006            Buy             2,000              56.25       Open Market/Broker

SPO Partners II, L.P.              5/8/2006            Buy             9,180              56.25       Open Market/Broker

SPO Partners II, L.P.              5/9/2006            Buy             5,000              55.04       Open Market/Broker

SPO Partners II, L.P.              5/9/2006            Buy             5,000              55.05       Open Market/Broker

SPO Partners II, L.P.              5/9/2006            Buy             1,000              55.06       Open Market/Broker

SPO Partners II, L.P.              5/9/2006            Buy             1,200              55.18       Open Market/Broker

SPO Partners II, L.P.              5/9/2006            Buy             2,900              55.20       Open Market/Broker

SPO Partners II, L.P.              5/9/2006            Buy             1,401              55.20       Open Market/Broker

SPO Partners II, L.P.              5/9/2006            Buy             2,611              55.23       Open Market/Broker

SPO Partners II, L.P.              5/9/2006            Buy               515              55.23       Open Market/Broker

SPO Partners II, L.P.              5/9/2006            Buy             2,988              55.29       Open Market/Broker

SPO Partners II, L.P.              5/9/2006            Buy               600              55.32       Open Market/Broker

                                                                                                       Page 16 of 18 pages
                                                   SCHEDULE I TO
                                      SCHEDULE 13D FOR SPO PARTNERS II, L.P.

                                     DATE OF                                            PRICE PER         WHERE/HOW
      REPORTING PERSON             TRANSACTION         TYPE      NUMBER OF SHARES       SHARE ($)     TRANSACTION EFFECTED
---------------------------        -----------         ----      ----------------       ---------     --------------------
SPO Partners II, L.P.              5/9/2006            Buy               700              55.48       Open Market/Broker

SPO Partners II, L.P.              5/9/2006            Buy             2,130              55.49       Open Market/Broker

SPO Partners II, L.P.              5/9/2006            Buy            10,000              55.50       Open Market/Broker

SPO Partners II, L.P.              5/9/2006            Buy            32,485              55.50       Open Market/Broker

SPO Partners II, L.P.              5/9/2006            Buy             3,900              55.52       Open Market/Broker

SPO Partners II, L.P.              5/9/2006            Buy             1,100              55.59       Open Market/Broker

SPO Partners II, L.P.              5/9/2006            Buy             3,300              55.63       Open Market/Broker

SPO Partners II, L.P.              5/9/2006            Buy             3,100              55.71       Open Market/Broker

SPO Partners II, L.P.              5/9/2006            Buy             1,600              55.73       Open Market/Broker

SPO Partners II, L.P.              5/9/2006            Buy               700              55.85       Open Market/Broker

SPO Partners II, L.P.              5/9/2006            Buy             2,270              55.89       Open Market/Broker

SPO Partners II, L.P.              5/9/2006            Buy               521              55.91       Open Market/Broker

SPO Partners II, L.P.              5/9/2006            Buy               400              55.93       Open Market/Broker

SPO Partners II, L.P.              5/9/2006            Buy             5,000              55.97       Open Market/Broker

SPO Partners II, L.P.              5/9/2006            Buy             2,397              55.98       Open Market/Broker

SPO Partners II, L.P.              5/9/2006            Buy             3,082              55.98       Open Market/Broker

SPO Partners II, L.P.              5/9/2006            Buy             1,400              55.99       Open Market/Broker

SPO Partners II, L.P.              5/9/2006            Buy             2,300              55.99       Open Market/Broker

SPO Partners II, L.P.              5/9/2006            Buy               400              56.00       Open Market/Broker

SPO Partners II, L.P.              5/9/2006            Buy             1,668              56.05       Open Market/Broker

SPO Partners II, L.P.              5/9/2006            Buy             3,032              56.11       Open Market/Broker

SPO Partners II, L.P.              5/9/2006            Buy             2,583              56.11       Open Market/Broker

SPO Partners II, L.P.              5/9/2006            Buy             2,500              56.13       Open Market/Broker

SPO Partners II, L.P.              5/9/2006            Buy             1,300              56.14       Open Market/Broker

SPO Partners II, L.P.              5/9/2006            Buy               900              56.15       Open Market/Broker

SPO Partners II, L.P.              5/9/2006            Buy             5,000              56.18       Open Market/Broker

SPO Partners II, L.P.              5/9/2006            Buy             5,000              56.20       Open Market/Broker

SPO Partners II, L.P.              5/9/2006            Buy               317              56.20       Open Market/Broker

SPO Partners II, L.P.              5/9/2006            Buy             1,100              57.18       Open Market/Broker

SPO Partners II, L.P.              5/9/2006            Buy             8,101              57.20       Open Market/Broker

                                                                                                       Page 17 of 18 pages
                                                   SCHEDULE I TO
                                      SCHEDULE 13D FOR SPO PARTNERS II, L.P.

                                     DATE OF                                            PRICE PER         WHERE/HOW
      REPORTING PERSON             TRANSACTION         TYPE      NUMBER OF SHARES       SHARE ($)     TRANSACTION EFFECTED
---------------------------        -----------         ----      ----------------       ---------     --------------------
SPO Partners II, L.P.              5/9/2006            Buy             2,899              57.25

SPO Partners II, L.P.              5/9/2006            Buy            19,339              57.84

SPO Partners II, L.P.              5/9/2006            Buy             5,000              57.88

SPO Partners II, L.P.              5/9/2006            Buy            10,000              57.95

SPO Partners II, L.P.              5/9/2006            Buy            10,000              57.99

SPO Partners II, L.P.              5/9/2006            Buy             5,000              58.00

SPO Partners II, L.P.              5/9/2006            Buy            10,000              58.00

SPO Partners II, L.P.              5/9/2006            Buy             3,525              58.00

SPO Partners II, L.P.              5/9/2006            Buy            30,318              58.00

SPO Partners II, L.P.              5/9/2006            Buy             9,200              58.01

SPO Partners II, L.P.              5/9/2006            Buy             8,693              58.02

SPO Partners II, L.P.              5/9/2006            Buy               992              58.03

SPO Partners II, L.P.              5/9/2006            Buy             1,699              58.04

SPO Partners II, L.P.              5/9/2006            Buy             5,834              58.05

SPO Partners II, L.P.              5/9/2006            Buy               400              58.07

SPO Partners II, L.P.              5/9/2006            Buy             5,600              58.08

                                                            Page 18 of 18 pages


                                                   EXHIBIT INDEX

EXHIBIT    DOCUMENT DESCRIPTION                   PAGE NO.
-------    --------------------                   --------
A          Agreement Pursuant to Rule 13d-1 (k)      1